August 21, 2023

VIA EDGAR

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Yong Kim, Karl Hiller, John Coleman, Claudia Rios, and Mitchell Austin

Re: Responses to the Securities and Exchange Commission

Staff Comments dated August 10, 2023, regarding

1397468 B.C. Ltd.

Amendment No. 1 to Draft Registration Statement on Form 20-F Submitted July 14, 2023

CIK No. 0001966983

Dear Sirs and Madams:

This letter responds to the written comments from the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") set forth in the August 10, 2023 letter regarding the above-referenced Amendment No. 1 to the Draft Registration Statement on Form 20-F (the "Form 20-F") of 1397468 B.C. Ltd. (the "Company", "we," "our," or "us") submitted on July 14, 2023 with the SEC. Simultaneously with the transmission of this letter, the Company is filing via EDGAR an amendment to the Form 20-F, responding to the Staff's comments and including certain other revisions and updates to the Form 20-F.

For your convenience, the Staff's comment is included below and we have numbered our response accordingly. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Form 20-F.

Our response is as follows:

Amendment No. 1 to Draft Registration Statement on Form 20-F

Exhibits, page 103

Staff Comment No. 1.

We note your response to prior comment 2 indicating that you have filed eight consents as Exhibits 15.2 to 15.9, of the third party qualified persons.

However, while Exhibit 15.9 is identified in your list of exhibits and in the consent header as the consent of Industrial Turnaround Corporation, the language of consent states that it is being signed on behalf of M3 Engineering & Technology Corporation.

Please obtain and file a consent that is signed on behalf of Industrial Turnaround Corporation.

Company's Response:

In response to the Staff's comment, we corrected the typographical error in the language of Exhibit 15.9 to properly refer to Industrial Turnaround Corporation.

Staff Comment No. 2.

We note your response to prior comment 11. Please provide your analysis of why you believe the agreements relating to the royalty provisions are not material contracts.

Company's Response:

The Company has certain commitments for royalty and other payments to be made on the Thacker Pass Project as set out below:

  20% royalty on revenue solely in respect of uranium (the "Uranium Royalty"); and
  8% gross revenue royalty on all claims up to a cumulative payment of $22 million, which will be reduced to 4% for the life of the project after cumulative royalty payments of $22 million; the royalty may also be reduced to 1.75% upon payment of $22 million (the "Gross Revenue Royalty").

The Company believes that the Uranium Royalty is not a material contract because LAC does not currently mine uranium, and the Company has no plans to mine uranium. Accordingly, the Company does not expect to make any payments pursuant to the Uranium Royalty.

The Company believes that the Gross Revenue Royalty is not a material contract because the Company can elect to reduce the Gross Revenue Royalty from 8% to 1.75% upon notice and payment of $22 million to the Royalty Holders. As disclosed in the Form 20-F, the Company intends on making this payment to reduce the amount of the royalty. As of March 31, 2023, the Company had $426.1 million of assets, including $383.5 million of cash and cash equivalents, as shown in the Company's pro forma condensed consolidated statement of financial position as at March 31, 2023. Accordingly, the Company does not view the Gross Revenue Royalty as material because the Company can elect to reduce the royalty to 1.75% of gross revenue for a $22 million payment, an amount which is not material given the Company's assets.

The Company previously held an option to acquire certain water rights (the “Water Rights Option”). The Company exercised the Water Rights Option and acquired the water rights by making payments of $0.1 million in 2022 and $2.9 million in 2023. The Company believes that the Water Rights Option was not material to the Company, given its $426.1 million of assets, as of March 31, 2023.

Financial Statements

Pro Forma Financial Statements, page F-43

Staff Comment No. 3.

We understand that although 1397468 B.C. Ltd. was formed on January 23, 2023, you have associated historical columnar details on pages F-42, F-43, and F-44 with this entity, covering balances as of March 31, 2023, and activity for the year ended December 31, 2022 and the quarter ended March 31, 2023, which appears to be somewhat inconsistent with its limited period of existence.

We also note your disclosure on page F-47, advising investors that your pro forma information should be read in conjunction with "...the audited financial statements of New LAC as at March 31, 2023 and for the period from incorporation on January 23, 2023 to March 31, 2023," although these have not been included in your registration statement. It appears that you should include these financial statements in your registration statement.

Please address Instruction 1 to Item 8 of Form 20-F, as it pertains to the registrant,

also considering General Instruction B(d) to Form 20-F and the guidance pertaining to recently formed entities in Rule 3-01(a) of Regulation S-X. Please also revise the columnar labeling and any associated disclosures in the pro forma presentation as necessary to specify the periods for which historical financial information of 1397468 B.C. Ltd. (or New LAC) has been included.

Company's Response:

In response to the Staff's comment, the Company has adjusted the columnar headings in the pro forma financial statements to clarify the periods represented for 1397468 B.C. Ltd.

The Company has also considered the instructions and guidance reference by the Staff. Accordingly, the Company has included the audited financial statements of 1397468 B.C. Ltd. for the period from incorporation to March 31, 2023 in the Form 20-F.

Staff Comment No. 4.

We note your disclosure on page F-48 explaining that you have not provided pro forma adjustments for "other things," which you indicate would encompass autonomous entity adjustments necessary to reflect changes in the cost structure associated with maintaining an independent corporation function as a separate public company and the impact of the Transitional Services Agreement with the parent entity that you will establish prior to completing the spin-off.

Please address the requirements in Rule 11-02(a)(6)(ii) of Regulation S-X, and the

associated guidance in Rule 11-01(a)(7), which requires that you include autonomous entity adjustments in presenting pro forma information when these are necessary to reflect the operations and financial position of the company as an autonomous entity.

If you do not believe the adjustments would be material, expand your disclosures to clarify your expectations and the underlying basis for this assessment. Please also expand your disclosures to explain how costs to be incurred under the Transition Services Agreement compare to the historical allocated costs once the terms have been established.

Company's Response:

In response to the Staff's comment, the Company has adjusted the discussion of Autonomous Entity Adjustments and Management's Adjustments on page F-55 to read as follows:

Management has determined that no material Autonomous Entity Adjustments are required in these unaudited pro forma condensed consolidated financial statements to reflect the operations and financial position of New LAC as an autonomous entity, on the basis that the historical financial statements of LAC North America include an allocation representing such costs in the periods presented, as a result of the significant historical dedication of LAC's management, governance and other corporate resources with respect to the Thacker Pass project.  Under the Arrangement Agreement, the parties have agreed to enter into the Transitional Services Agreement upon completion of the Arrangement, pursuant to which it is expected that, on an interim basis, each of New LAC and Lithium Argentina will provide to each other certain assistance and services from time to time in order to facilitate the orderly transfer of each entity into fully independent public companies. It is expected that, pursuant to the Transitional Services Agreement, detailed schedules will be prepared including the terms for each scope of services provided between the entities, and the related costs reimbursable by Lithium Argentina to the Company, and the Company to Lithium Argentina. Unless terminated earlier or extended by mutual agreement of the parties thereto, it is expected that the schedules to the Transitional Services Agreement will expire in three to twelve months following the Arrangement Effective Date. The terms of the schedules and the Transitional Services Agreement have not yet been finalized.

Management has not elected to present any Management's Adjustments as defined in Regulation S-X, Article 11, 11-02(7), reflecting synergies or dis-synergies of the Separation.

Staff Comment No. 5.

Given that you expect to account for the reorganization on a historical cost basis and have not presented share and per share details in the carve-out financial statements, please expand Note 4 and Note 5 on pages F-50 and F-51 to include pro forma basic and diluted share and per share details for each period covered by the financial statements on page F-3.

Company's Response:

In response to the Staff's comment, the Company has expanded Notes 4 and 5 to the pro forma financial statements.

* * * * *

Thank you for your review of the filing. If you should have any questions regarding this response letter, please do not hesitate to contact the undersigned at 604-785-4453 or alexi.zawadzki@lithiumamericas.com, or James Guttman of Dorsey & Whitney LLP, our outside legal counsel at (416) 367-7376 or guttman.james@dorsey.com.

Sincerely, 1397468 B.C. Ltd.

/s/ Alexi Zawadzki

Alexi Zawadzki

cc:    James Guttman, Dorsey & Whitney LLP